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Customer Success at **Rasa HQ**



Lives in **Austin, Texas**



From **New York, New York**



Married to **Evan Gardner**















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 **Sam Gardner** is 😊 feeling ready.
April 21 at 8:56 PM · 🌐

153 days ago, things were hard.

I couldn't handle Winston, who's 4 now: endless arguments, overwhelming tantrums, constant defiance. I knew he was smart, funny, and sweet, but I hadn't seen that side of him in a while. I called a therapist friend who recommended a form of play therapy: for only 5 minutes a day, you follow specific guidelines in how you interact with your child, and their behavior improves dramatically. You meet with a therapist weekly who observes your interactions with your kid and makes suggestions on how to get those daily 5 minute sessions just right. The catch? It cost $200 a week - but my friend reassured me it was a game changer.

128 days ago, I gave it a try.

Diligently, we did our 5 minute sessions. And within a few months, our son was himself again. As promised, as if like magic, his behavior improved dramatically. Even his preschool teachers noticed. I was thrilled! But I also had to check my privilege.

Most parents don't have $200 to spend on weekly therapy. Most parents don't have a cushy tech job with the ability to take an hour off midday to talk to a therapist with their child in tow. My son's therapist assured me this treatment is beneficial for all children so they can be the best versions of themselves. But most parents can't access this.

I started talking to my friend and colleague Mady Mantha, a machine learning and AI expert, and asked her the question that had been gnawing at me: could we build a machine learning-powered mental health program in collaboration with licensed therapists to provide self-directed, evidence-based therapy for parents and kids? "Of course we can," she said.

68 days ago, we founded Happypillar.

Mady and I, with the help of some of our amazing therapist and











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People want and need this. I'm so certain that I'm taking the biggest risk of my life: I quit my job to work full-time on bringing this app to families everywhere.

I shared this recently on LinkedIn, but I wanted to tell my friends and family. If we're friends here, I know you and support you and I probably love you. If you feel the same, or more importantly if you're reading this and you want Happypillar to exist for you or your friend or sister or nephew, I have something to ask: invest in Happypillar.

Happypillar was built to make therapy accessible to all, so naturally it made sense to take the same approach with funding. Thanks to Wefunder anyone can invest for a minimum of $100 (click the link below to learn more.). Thank you in advance for your support. It's time to get happy!

Here's the link ---> wefunder.com/happypillar

#tech #career #mentalhealth #machinelearning #nlp #founderstories #startupstories #parenthood #parenting #parentsupport #womenfounders #womenengineers #womenentreprenuers #tuesdayvibe #imintohashtagsapparently

See here for important legal disclosures: https://bit.ly/wfttwld

📷: Jennifer Rudolph Photography











 

   



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 **Ariane Anusbigian**
Um amazinggg!!! **Congratulations** I love it and need it!!! 👏👏👏

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 **Sam Gardner** updated her profile picture.
March 25 · 🌐   ···








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Sam Gardner

Co-founder and CEO at Happypillar-- let's connect!

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 **Sam Gardner** (She/Her)   ● ● ●
Co-founder and CEO at Happypillar-- let's connect!
1w • Edited •

151 days ago, things were hard.

I couldn't handle our 4-year-old: endless arguments, overwhelming tantrums, constant defiance. I knew he was smart, funny, and sweet, but I hadn't seen that side of him in a while. I called a therapist friend who recommended a form of play therapy: for only 5 minutes a day, you follow specific guidelines in how you interact with your child, and their behavior magically improves. You meet with a therapist weekly who observes your interactions with your kid and makes suggestions on how to get those daily 5 minute sessions just right. It costs $200 a week, but this friend of mine said it's a game changer.

126 days ago, I gave it a try.

Diligently, we did our 5 minute sessions. And within a few months, our son was himself again. His behavior improved dramatically. Even his preschool teachers noticed. I was thrilled! But I also had to check my privilege. Most parents don't have $200 to spend on weekly therapy. Most parents don't have a cushy tech job with the ability to take an hour off midday to talk to a therapist with their child in tow. My son's therapist assured me this treatment is beneficial for all children so they can be the best versions of themselves. But most parents can't access this.

I started talking to my friend and colleague Mady Mantha, a machine learning expert, and asked her the question that had been gnawing at me: could we build a machine learning-powered mental health program in collaboration with licensed therapists to provide self-directed, evidence-based therapy for parents and kids? "Of course we can," she said.

66 days ago, we founded Happypillar.

Mady and I (with the help of some therapist and engineer friends) have built a version of this app and program and tested it with 100 families. The feedback is





bringing this app to all families.

Here's the ask: invest in Happypillar. If we've crossed paths throughout my 10-year career, you've had an indelible effect on me and helped me get to this point. To all my past colleagues and clients and work friends, I would be honored to have you as investors in Happypillar. Thanks to our community round with Wefunder, anyone can invest (click the link below to learn more.) It's time to get happy!

CLICK HERE: wefunder.com/happypillar

#tech #career #mentalhealth #machinelearning #nlp #founderstories #startupstories #parenthood #parenting #parentsupport #womenfounders #womenengineers #womenentreprenuers #tuesdayvibe #imintohashtagsapparently

See here for important legal disclosures: https://bit.ly/wfttwld





Zuzana Bodíková and 276 others 41 comments · 20 shares

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Matt Dunn · 1st   1w •••
Experienced technical leader, expertise in customer support

Wow! First of all, what a story. Secondly, how brave are you? I know you'll succeed though. Clicking that link now.

Love · 😍👍 3 | Reply · 1 Reply



Sam Gardner (She/Her)   Author   1w •••
Co-founder and CEO at Happypillar-- let's connect!

Thank you thank you thank you for your support!

Like | Reply



Angel Mario Castro Martínez · 1st   1w •••
Lead Architect for Speech Technologies and NLP at Deutsche Telekom

Great to hear from you Sam, I am very happy to see what you are building. Best of luck with happypillar. Would it be available in German?

Love · ❤️ 1 | Reply · 1 Reply



Sam Gardner (She/Her)   Author   1w •••
Co-founder and CEO at Happypillar-- let's connect!

Eventually yes! German, French and Spanish are the first on the roadmap, and then we'd love to expand to many, many more languages when we have the resources to do it right!!

Like · 👍 1 | Reply



Patty Davis · 1st   1w •••
Executive Assistant at Ohio Farm Bureau Federation

I will always bet on you, Sam!

Love · ❤️ 2 | Reply · 1 Reply



Sam Gardner (She/Her)   Author   1w •••
Co-founder and CEO at Happypillar-- let's connect!

Patty, I cannot thank you enough for your support. Truly. Thank you!!!

Like · ❤️ 1 | Reply



Mike Millgate · 1st   1w •••
Quality | Data | Mentor | Leader | Architect | Innovator

 

Home   My Network   Jobs



Sam Gardner (She/Her)   Author   1w ···
Co-founder and CEO at Happypillar-- let's connect!

Thank you for everything!

Like · ♥ 1 | Reply



Kalina Yingnan Deng (She, 她) · 1st   1w ···
Nurturing Digital IQ and Sociocultural EQ at Reckitt

Samantha Gardner, let's have a chat. This could be interesting for some
of our brands. Please send me an email with your pitch deck at
kalina.deng@reckitt.com

Like · 👍❤ 3 | Reply · 1 Reply



Sam Gardner (She/Her)   Author   1w ···
Co-founder and CEO at Happypillar-- let's connect!

Sending it over, would love to chat!

Like | Reply



Eva-Maria Lindig (She/Her) · 2nd   1w ···
Product | Growth | Coaching | Digital Education

Wow, what an amazing project! Best of luck with happypillar!

Love · 👍🥰 3 | Reply · 1 Reply



Sam Gardner (She/Her)   Author   1w ···
Co-founder and CEO at Happypillar-- let's connect!

Thank you so, so much for your support!

Like | Reply



Jasmine Williams · 1st   1w ···
Head of Customer Success at Front

What an inspiring story. Incredibly proud of you **Samantha Gardner**! 🖤

Love · 👍❤ 3 | Reply



Alex Goldklang · 1st   1w ···
CS Operations at Melio

Brava, **Samantha Gardner**! This is such exciting news!!

Love · 👍❤ 3 | Reply



Blaire Clause · 1st   1w ···
Marketing & Content Strategist | Program Management Lead @The Next

 

Samantha Gardner for making such an important impact!

Love · 2 | Reply



Allison Russell (She/Her) · 1st   1w •••
Nurse Practitioner

You are amazing!

Love · 4 | Reply

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Hi _____,

Hope you're doing well! (pleasantries)

I wanted to reach out about a new venture I'm working on, Happypillar, link to wefunder.com/happypillar. After doing behavioral therapy with my 4-year-old son and getting incredible results (to the tune of $1000 per month), we decided to use natural language processing, AI and machine learning to make therapy accessible to all families. I've partnered with AI and ML expert and now co-founder Mady Mantha, launched two alpha cohorts to a very satisfied group of 100 families, and raised ($100,000) in committed and counting from friends, family and parent users all in the last (two) months.

Would love to speak more about what we're doing and whether you'd be interested in investing.

Thanks!

Sam

P.S. Please note: we are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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